

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3561

DIVISION OF
CORPORATION FINANCE

<u>**VIA FACSIMILE AND U.S. MAIL**</u>

April 28, 2009

Ms. Diane L. Ford
Vice President and Corporate Controller
Integrys Energy Group, Inc.
130 East Randolph Drive
Chicago, IL 60601

      Re: Integrys Energy Group, Inc.
               Form 10-K for Fiscal Year Ended December 31, 2008
               Filed February 25, 2009
               File No. 1-11337

Dear Ms. Ford:

      We have completed our review of your Form 10-K and related filings and have no further comments at this time.

                         Sincerely,

                         William Thompson
                         Branch Chief